January 9, 2007


Via Facsimile 917-777-3360 and U.S. Mail

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York, New York 10036

Re:	Parlux Fragrances, Inc.
PRRN14A filed by Glenn Nussdorf on January 5, 2007
SEC File No. 0-15491

Dear Mr. Stoller:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised consent statement identified above.
We
have the following additional comments.

All defined terms used in this letter have the same meaning as in the revised consent statement, unless otherwise indicated. All page references refer to the courtesy copy of you provided supplementally.
Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1. Generally revise the consent solicitation statement to reflect the
Company`s announced record date of close of business on January
17,
2007.

Cover Page

2. Refer to comment 2 in our prior comment letter dated December
28,
2006. In response to that comment, you have identified Model Reorg as a participant in this consent solicitation. Clarify Model`s role in the solicitation. In this regard, you state that Model "may be deemed a participant" but it apparently does not own any shares of the Company and apparently is not financing the solicitation.

Please explain in your response letter, with a view to additional disclosure in the consent solicitation statement. In particular, if
Model may engage in a future transaction with the Company, including an acquisition, this must be disclosed.

Consent Statement of Glenn Nussdorf, page 1

3. Refer to comment 3 in our prior comment letter, and your response.
In your revised disclosure on page 1 of the consent statement, you continue to decline to state that Proposal 2 is conditioned on Proposal 1. Moreover, your revised disclosure references briefly the possibility that only one of the existing Board members might be removed. Include a discussion in an appropriate and prominent section of the revised consent statement exploring the implications if only one or a few existing Board members are removed through this consent solicitation. For example, explain how this could occur and specify your nominees in order of priority, to the extent that less than the total number of Board seats become vacant. In addition, discuss the effects on your ability to carry out changes at the Company if less than all of your Nominees are placed on the Board.

Proposal 2: Election of Nominees, page 3

4. We note the disclosure in the second paragraph in this section that the "remaining Nominees" (other than Mr. Glenn Nussdorf and
Michael Katz) are "not currently affiliated with Mr. Nussdorf...."
However, the disclosure on page 4 under Joshua Angel states that he has provided legal services to "companies affiliated with Mr. Nussdorf." Please revise or advise.

Background and Reasons for the Consent Solicitation, page 5

5. In the revised disclosure in the second paragraph of this section, quantify the "recent dramatic decline" in the Company`s stock price to which you refer. In addition, provide reference dates for the relevant comparison points.

6. Refer to the disclosure on page 11, which states that Mr.
Nussdorf
"may explore the possibility of making an acquisition proposal" to acquire the Company if his Nominees are elected. However, Mr. Nussdorf`s letter dated November 21, 2006 reprinted in the same section of the consent statement indicates that at as of the date of that letter, he was already exploring the possibility of making a proposal to acquire the Company. Revise your disclosure to fully describe the status of Mr. Nussdorf`s assessment of an acquisition proposal and update to reflect any recent developments. In addition, in light of Mr. Nussdorf`s inability to obtain financing for a prior proposal in 2003, you should focus on the status of and fully describe any preliminary efforts to obtain financing.

7. We note the disclosure in the first full paragraph on page 12 that if elected, the Nominees "do not intend to permit the Company to make payments or provide benefits under [its severance agreements with certain executives] until after [the Nominee`s review of such agreements] is completed." If withholding such payments is likely to result in litigation against the Company, please disclose and discuss the potential consequences.

Revolving Credit and Security Agreement, page 14

8. If this solicitation is successful, will it cause the Company to be in default under, or require the approval of, any of the Company`s significant licensors? If so, please discuss in considerable detail in the revised consent statement, including how you would attempt to remedy this situation and the potential harm to the Company if you are unsuccessful.

9. Has Mr. Nussdorf begun seeking alternative financing for the Company? If so, please describe the status of these efforts.

Perfumeria and ECMV, page 15-16

10. In the new disclosure in the sixth paragraph on page 16, quantify the sales to Global Integrated as a percentage of the Company`s total sales for the periods presented.

Consent Procedures, page 17

11. Refer to comment 3 above. Clarify the mechanics of removing the existing Board members, given that the consents you are asking shareholders to execute permit them (in response to Proposal 1) to specify those existing Board members they do not wish to remove. Do you need the consent of a majority of existing shareholders to remove each Board member individually? Or is a majority of consents to Proposal 1 generally sufficient? For example, what will be the result if a majority of shareholders consent to Proposal 1 generally, but most write Mr. Lekach`s name on the line below as a director for which they do not consent to removal?

Forward-Looking Statements, page 19

12. Refer to comment 24 in our prior comment letter. We continue to object to the revised language in this section because it continues to refer to "`forward-looking` statements within the meaning of the
U.S. Private Securities Litigation Reform Act of 1995." The point of the original comment is that the safe harbor for forward-looking statements provided in the Reform Act is not applicable to statements made in your consent solicitation statement. Please revise to clearly state this.


Transactions in the Company`s Securities Involving Participants, page
A-4

13. It appears from the two tables on this page that Lillian Ruth Nussdorf and Glenn Nussdorf each purchased 250,000 and 650,000 shares of the Company`s common stock on August 11, 2006. If this is not the case, please revise the tables to clarify. For example, if the 650,000 shares listed for Mr. Nussdorf include the shares purchased on the same date by Lillian Nussdorf, this is not apparent and should be clarified.

Form of Consent Card

14. Identify all participants named on the cover page of the consent solicitation in response to comment 2 in our prior comment letter on the consent card as well. In addition, consider the accuracy of the statement on the consent card that consents are solicited by Mr. Nussdorf; it appears the other participants are also soliciting.

Closing Comments

15. We require the acknowledgements requested in our initial comment letter of December 28, 2006 as to all participants (as defined in Instruction 3 to Items 4 and 5 of Schedule 14A) in the consent solicitation, not just Glenn Nussdorf. Please provide them as soon as possible.

*              *              *              *

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.



Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Daniel E. Stoller, Esq.
January 9, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE